Exhibit 99.3

July 7, 2022

To: Harry Madonna and the Board of Directors of Republic First Bancorp., Inc.

From: Vernon W. Hill, II

As required by Section 4(d)(i)(1) of my March 1, 2021 Employment Agreement (the “Agreement”), I hereby write to provide thirty (30) days’ notice that my last day with Republic First Bancorp, Inc. (“FRBK”) will be on Monday, August 8, 2022.

My departure from FRBK is necessitated by a number of actions by the Board that are in clear violation of my Agreement, the Board’s fiduciary duties, and Pennsylvania and federal law, of which I provided a non-exhaustive list in my July 6, 2022 letter to the Board. The numerous attempts of Mr. Madonna, Mr. Cohen, Ms. Jacobs, and Mr. Wildstein to remove me from FRBK— including but not limited to in their attempts to cause a change in control of FRBK by reducing my authority, position, and title—constitute a termination for Good Reason, otherwise treated and/or known as a termination Without Cause (and without appropriate notice), pursuant to Paragraph 4(d) or (c) of my Agreement, respectively.

Because your actions have necessarily terminated my Agreement without cause (without notice) and/or provide ample basis for me to terminate the agreement for Good Reason, I am entitled to and demand that you provide the following: (1) my base salary earned through my termination; (2) any unpaid bonus from last year; (3) a lump sum severance payment of three times my base salary of $500,000.00; (4) the continuation of my employment benefits at cost to FRBK for a period of one year from the termination of my Agreement; and (5) vesting of any outstanding options. I am entitled to and demand the payments which I am owed, which total no less than $2,500,000.00 and include but are not limited to a payment of $1,525,786.00 as outlined in the 2022 Annual Proxy Statement. I reserve all rights to seek payment of any and all payments I am owed, including but not limited to reimbursement of my expenses to enforce the Agreement pursuant to Section 9 of the Agreement, as well as the above-listed compensation owed to me pursuant to Sections 4(c)(iii) and 6 of the Agreement.

By and through your actions as detailed in this letter and in my July 6, 2022 letter to the Board, you have compelled my departure from FRBK against the best interests of the Company and its shareholders.